EXHIBIT 23(b)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-52540) of Cleco Power LLC of our report dated February 20, 2004 relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
New Orleans, Louisiana
March 9, 2004